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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 20 2009

Washington, DC

REPORT FOR THE PERIOD BEGINNING ____01/01/08____ AND ENDING ____12/31/08____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH GLOBAL SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 NINTH AVENUE, SUITE 402
(No. And Street)

NEW YORK,   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES W. GERBER   (212) 246-0983
                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                    (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ CHARLES W. GERBER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ TRIUMPH GLOBAL SECURITIES, LTD. _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT & CCO
Title

_____
Notary Public

MARTIN F. BREZNICK
NOTARY PUBLIC, State of New York
No. 31-4644215
Qualified in New York County
Commission Expires March 30, 2011

This report ** contains (check all applicable):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIUMPH GLOBAL SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
   Triumph Global Securities Ltd.:

We have audited the accompanying statement of financial condition of Triumph Global Securities Ltd. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triumph Global Securities Ltd., as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 17, 2009

TRIUMPH GLOBAL SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

A S S E T S

Cash and cash equivalents	$ 155,320
Securities owned, at fair value	7,413
Security deposit	550
Prepaid expenses	20,527
TOTAL ASSETS	$ 183,810

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accrued expenses	$ 36,563

SHAREHOLDER'S EQUITY:

Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	290
Retained earnings	146,947
TOTAL SHAREHOLDER'S EQUITY	147,247
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 183,810

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Triumph Global Securities Ltd. (the "Company") was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer on June 11, 1998 and became a member of the Financial Industry Regulatory Authority, Inc. The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings for public or private companies, private placement of securities and structuring subordinated debt agreements.

The Company recognizes consulting income and related expenses when underwritings are consummated. Cash equivalents include FDIC insured money-market funds.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

      Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

      Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

      Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

      The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (continued)

Valuation techniques – Equity securities: The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets Securities owned	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,413	-	-	$ 7,413
% of Total	100%	-	-	100%

NOTE 3 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2008, the Company's net capital and excess net capital were $125,058 and $120,058, respectively.

NOTE 4 -   RELATED PARTY TRANSACTIONS

The Company reimburses Triumph Worldwide Companies Ltd., a company related by common ownership, for rent and other related expenses such as supplies, equipment, and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses.

NOTE 5 -   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes.

Significant components of the income tax benefit are as follows:

Component	Amount
New York State	$ 100
New York City-current	405
New York City-deferred	(6,182)
Total	$ (5,677)